Exhibit 99.1

The following is an excerpt from the transcript of Thermo Fisher’s Q1 2020 earnings call held on April 22, 2020:

Marc N. Casper

Chairman, President & Chief Executive Officer, Thermo Fisher Scientific, Inc.

In terms of M&A, on March 3, we announced our acquisition of QIAGEN for $11.5 billion. The transaction is an excellent fit with Thermo Fisher and given all that’s happened in world since we announced the deal, we’re even more excited about adding their capabilities to our company. From a strategic perspective as a leading global provider of molecular diagnostics and sample preparation technologies, QIAGEN is a perfect complement to our specialty diagnostics and life sciences capabilities.

From a customer lens, our clinical customers will have access to a wider range of tests for infectious disease, QIAGEN’s QuantiFERON tuberculosis test is very well regarded. And I’m sure you’ve seen in the news that the company also plays a role in diagnosing COVID-19 and their solution is very complementary to ours. Our life sciences customers will benefit from the collaboration of our biosciences and genetic analysis offering with QIAGEN’s complementary sample preparation and assay technologies. And the transaction will also create excellent returns for our shareholders. We expect strong accretion to our adjusted EPS immediately after close, and we expect to achieve $200 million in total synergies by year three after close.

In terms of the next steps here, we’re moving through the regulatory process. We completed a portion of our financing with US and Euro bond offerings, and we’re beginning the integration planning. So we’re still on track to complete the transaction in the first half of 2021.

I’m very excited about QIAGEN and looking forward to adding their capabilities to our company.

Stephen Williamson

Chief Financial Officer & Senior Vice President, Thermo Fisher Scientific, Inc.

In Q1, we started the process of securing permanent financing for the QIAGEN acquisition.

As a reminder on phasing, given the way the calendar falls, there’s one less day in Q1 and there’ll be two extra days in Q4 this year. We expect net interest costs for the year to be approximately $460 million. This is $120 million higher than the initial expectation for the year. $90 million of the increase is due to the recently completed bond offerings for the QIAGEN acquisition.

Derik de Bruin

Analyst, Bank of America Merrill Lynch

Obviously, you’ve got the QIAGEN deal pending. There’s been some noise out of Germany recently basically looking to protect some what they consider strategic assets. I realize this is more of an anti-hostile takeover provision, but I’m just curious, can you talk a little bit more about the regulatory situation with QIAGEN? You alluded to it little bit to – could you talk about if you’ve identified products that need to be divested and basically just sort of does the current COVID situation make the regulatory environment a little bit more complicated?

Marc N. Casper

Chairman, President & Chief Executive Officer, Thermo Fisher Scientific, Inc.

Yeah, what I would say is, first of all, we’re very well advised. We have a strong team, a good track record. And one of the things that’s been amazing about this period is the amount of governmental relationships across the world that we have developed in being part of the societal solution.

So, if you’d say pre this world, most governments would have known of us really in the health or their academic research areas. Most governments at the most senior levels of leadership know us and would consider us a really good collaborative company trying to do the right things. I think that helps us ultimately as we go through the regulatory process. That’s my instinct based on all of the interactions that myself, Mark Stevenson and others have had with prime ministers, presidents, et cetera.